UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EATON VANCE LIMITED DURATION INCOME FUND
 (Name of Issuer)

Auction Preferred Shares
 (Title of Class of Securities)

27828H204, 27828H303, 27828H402, 27828H501, 27828H600
 (CUSIP Number)

David Friedman
Paloma Partners
Two American Lane, Greenwich, CT 06831
(203) 861-4827
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Sunrise Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Paloma International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
Gregory Hayt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
S. Donald Sussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 9 of 10 Pages
Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment No. 1”) relates to the Auction Preferred Shares (the “Auction Preferred Shares”) of Eaton Vance Limited Duration Income Fund (the “Company”), whose principal executive offices are located at Two International Place, Boston, MA 02110. This Amendment No. 1 amends and supplements the initial statement on Schedule 13D filed jointly by the Reporting Persons with the SEC on September 23, 2022 (the together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Auction Preferred Shares outstanding. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a - c) The Reporting Persons sold out a total of 1,012 Auction Preferred Shares held by the Reporting Persons at the price of $21,750 per Auction Preferred Share on February 21, 2023. As a result, as of February 21, 2023, each of the Reporting Persons may be deemed to beneficially own 0 Auction Preferred Shares, which represented beneficial ownership of 0.0% of the Auction Preferred Shares, and may be deemed to share the power to vote and direct the disposition of 0 Auction Preferred Shares.

Except as set forth in this Amendment No. 1, there have been no transactions in the Auction Preferred Shares in the past sixty days.

(e) As of February 21, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Auction Preferred Shares of the Company.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2023

SUNRISE PARTNERS LIMITED PARTNERSHIP
By:	Paloma International L.P., parent holder
By Paloma Partners Management Company, general partner
By:
/s/ DOUGLAS W. AMBROSE
By:	Douglas W. Ambrose
Title:	Executive Vice President
PALOMA INTERNATIONAL, L.P.
By Paloma Partners Management Company, general partner
By:
/s/ DOUGLAS W. AMBROSE
By:	Douglas W. Ambrose
Title:	Executive Vice President
PALOMA PARTNERS MANAGEMENT COMPANY
By:
/s/ DOUGLAS W. AMBROSE
By:	Douglas W. Ambrose
Title:	Executive Vice President

PALOMA PARTNERS ADVISORS LP
By:	Paloma Partners Advisors, Inc., general partner
By:
/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title:	President
PALOMA PARTNERS ADVISORS INC.
By:
/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title:	President
GREGORY HAYT
/s/ GREGORY HAYT
Gregory Hayt
S. DONALD SUSSMAN
/s/ S. DONALD SUSSMAN
S. Donald Sussman

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).